  EXHIBIT 99.1

BETTERLIFE PHARMA INC. Annual General Meeting to be held on December 14, 2020 Notice of Annual General Meeting and Information Circular November 20, 2020

BETTERLIFE PHARMA INC.

1275 West 6th Avenue

Vancouver, BC V6H 1A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of BetterLife Pharma Inc. (the “Company”) on Monday, December 14, 2020 at 10:00 a.m. (Pacific Time). The Company is holding the Meeting via conference call.

In light of the unprecedented impact of the coronavirus outbreak (COVID-19) and in consideration of the health and safety of the Company’s shareholders, colleagues and the broader community, the Company is holding the Meeting via conference call, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to attend and participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend or vote at the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, via the conference call, participate and submit questions at the Meeting.

Simply join the Meeting at +1 778 907 2071 (Vancouver), +1 647 374 4685 (Toronto), +1 646 558 8656 (New York), +49 69 7104 9922 (Germany), or find your local number at https://us02web.zoom.us/u/knwPmh39T, on December 14, 2020, available starting 9:45 a.m. (Pacific Time). The Meeting ID is 863 4391 7159 and passcode is 294805.

Non-registered beneficial shareholders (being those persons who hold their shares through a broker, securities dealer, bank, trust company, custodian, nominee or similar entity) who have not duly appointed themselves as proxyholder may also attend the conference call as guests. Guests will be able to attend and listen to the Meeting but will not be able to vote or ask questions at the Meeting.

At the Meeting, the shareholders will receive the financial statements for the year ended January 31, 2020, together with the auditor’s report thereon, and consider resolutions to:

1.	set the number of directors;

2.	elect directors for the ensuing year;

3.	appoint MNP LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

4.	transact such other business as may properly be put before the Meeting.

The Company’s Board of Directors has fixed the close of business on November 9, 2020 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. Only shareholders of record at the close of business on that date will be entitled to notice of the Meeting and to vote.

THE VOTE OF EACH SHAREHOLDER IS IMPORTANT. YOU CAN VOTE YOUR SHARES BY COMPLETING AND RETURNING THE PROXY CARD SENT TO YOU OR BY VOTING ONLINE. PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE SO THAT YOUR SHARES CAN BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. FOR SPECIFIC INSTRUCTIONS ON VOTING, PLEASE REFER TO THE INSTRUCTIONS ON THE PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD. EVEN IF YOU HAVE VOTED YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING VIA THE CONFERENCE CALL. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING ON THE CONFERENCE CALL, YOU MUST OBTAIN FROM SUCH BROKER, BANK OR OTHER NOMINEE, A PROXY ISSUED IN YOUR NAME. ALL PROXIES MUST BE RECEIVED BY OUR TRANSFER AGENT BY NO LATER THAN 10:00 AM PACIFIC STANDARD TIME ON THURSDAY DECEMBER 10, 2020, OR IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING, NOT LESS THAN 48 HOURS (SATURDAYS, SUNDAYS AND HOLIDAYS EXCEPTED) PRIOR TO THE TIME OF THE ADJOURNED OR POSTPONED MEETING, IN ORDER TO BE COUNTED.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 20th day of November, 2020.

ON BEHALF OF THE BOARD

(signed) “Ahmad Doroudian”

Ahmad Doroudian

Chief Executive Officer

BETTERLIFE PHARMA INC.

1275 West 6th Avenue

Vancouver, BC V6H 1A6

INFORMATION CIRCULAR

(as November 20, 2020 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of BetterLife Pharma Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Monday, December 14, 2020 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

In voting, please specify your choices by marking the appropriate spaces on the enclosed proxy card, signing and dating the proxy card and returning it in the accompanying envelope. The persons named as proxy holder in the accompanying form of proxy were designated by the management of the Company (“Management Proxy Holder”). A shareholder desiring to appoint some other person (“Alternate Proxy Holder”) to represent him or her at the Meeting may do so by inserting such other person’s name in the space indicated or by completing another proper form of proxy. A person appointed as proxy holder need not be a shareholder of the Company. If no directions are given and the signed proxy is returned, the proxy holders will vote the shares in favor of Proposals 1 through 3 and, at their discretion, on any other matters that may properly come before the Meeting. The Board knows of no other business that will be presented for consideration at the Meeting. In addition, since no shareholder proposals or nominations were received by us on a timely basis, no such matters may be brought at the Meeting.

Any shareholder giving a proxy has the power to revoke the proxy at any time before the proxy is voted. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of our transfer agent, National Securities Administrators Ltd., 777 Hornby Street, Suite 760, Vancouver, BC, Canada V6Z 1S4, not less than forty eight (48) hours, excluding Saturdays, Sundays or holidays, before the time of the Meeting, or any adjournment thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Attendance at the Meeting via the conference call will not in and of itself constitute revocation of a proxy.

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Voting of Shares

Shareholders of record on the Record Date are entitled to one (1) vote for each Common Share held on all matters to be voted upon. You may vote online or by completing and mailing the enclosed proxy card. Please note that shareholders will not be able to vote in person at the Meeting and must vote online or by proxy. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Meeting, and not revoked or superseded, will be voted in accordance with the instructions indicated on those proxies.

Deadline for Shareholder Proposals

The deadline for submitting a shareholder proposal for inclusion in the Company’s information circular for its 2021 annual meeting of shareholders is June 14, 2021, provided, however, that in the event the Company holds its 2021 annual meeting more than 30 days before or after the one year anniversary date of the Meeting, the Company will disclose the new deadline by which proxies must be received by any means reasonably calculated to inform shareholders.

Notice of intention to present proposals for BetterLife’s next annual meeting should be delivered to BetterLife Pharma Inc., 1275 West 6th Avenue, Unit 300, Vancouver, British Columbia, Canada V6H 1A6, Attention: Corporate Secretary.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE COMPANY AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME.

Shareholders who do not hold their shares in their own name (referred to in this Circular as “beneficial shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon. If the Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee and custodian for many Canadian brokerage firms). Beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person, as without specific instructions, brokers/nominees are prohibited from voting shares for their clients.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings, unless the beneficial shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The Form of Proxy supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to proxy forms, mails those forms to the beneficial shareholders and the beneficial shareholders return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a Broadridge proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a beneficial shareholder may attend at the Meeting via the conference call as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial shareholders who wish to attend at the Meeting via the conference call and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a beneficial shareholder may request in writing that his or her broker send to the beneficial shareholder a legal proxy which would enable the beneficial shareholder to attend at the Meeting via the conference call and vote his or her Common Shares.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

The Company will be sending proxy-related materials directly to non-objecting beneficial owners under NI 54-101.

The Company does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

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YOUR VOTE IS IMPORTANT.

Counting of Votes

All votes will be tabulated by the inspector of election appointed for the Meeting, who will separately tabulate affirmative and negative votes and abstentions. Shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present and entitled to vote for purposes of determining a quorum. An abstention is counted as a vote against that proposal. Shares represented by proxies that reflect a broker “non-vote” will be counted as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” will be treated as not-voted for purposes of determining approval of a proposal and will not be counted as “for” or “against” that proposal. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority or does not have instructions from the beneficial owner.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Circular, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, depositories, fiduciaries and custodians holding Common Shares in their names that are beneficially owned by others to forward to these beneficial owners. We may reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to the beneficial owners of the Common Shares. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by our directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services. To date, we have not incurred costs in connection with the solicitation of proxies from our shareholders, however, our estimate for total costs is $10,000.

Financial Statements

The audited financial statements of the Company for the year ended January 31, 2020, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares of which 36,956,026 common shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote.

The record date for the Meeting has been set as November 9, 2020. Only shareholders of record at the close of business on November 9, 2020 will be entitled to vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend via the conference call and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

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Except as set forth in the table below, to the knowledge of the directors and executive officers of the Company, as of the date of this Circular, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company.

Name of Shareholder	Number of Shares (%)
Ahmad Doroudian	5,155,162 (13.9) (1)

(1)

Includes 3,675,863 shares owned by Dr. Doroudian, 303,995 shares owned by Sassel Investments Inc., a company over which Dr. Doroudian has voting and investment power, and 1,175,304 shares owned by the spouse of Dr. Doroudian.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Director and Named Executive Officer Compensation (Excluding Compensation Securities)

During the financial year ended January 31, 2020, the Company had eight Named Executive Officers (“NEOs”) being, Krisztian Toth, Executive Chair (“Chair”), Ahmad Doroudian, Chief Executive Officer (“CEO”), Toni Rinow, former CEO, Patrick Frankham, former CEO, Chris Lucky, Chief Operating Officer (“COO”), Wolfgang Renz, Chief Medical Officer (“CMO”), Moira Ong, Chief Financial Officer (“CFO”) and Russell Starr, former President (“President”).

“Named Executive Officer” means: (a) each Chair, (b) each CEO, (c) each COO, (d) each CMO, (e) each CFO, (f) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chair, CEO, COO, CMO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

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Set out below is a summary of compensation paid or accrued during the Company’s two most recently completed financial years to the Company’s NEOs and directors.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Krisztian Toth(1) Former Chair and Former Director	2020 2019	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Ahmad Doroudian(2) CEO, Chair and Director	2020 2019	133,333 200,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	133,333 200,000
Toni Rinow(3) Former CEO	2020 2019	135,340 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	135,340 N/A
Patrick Frankham(4) Former CEO	2020 2019	162,205 213,430	Nil Nil	Nil Nil	Nil Nil	Nil Nil	162,205 213,430
Chris Lucky(5) Former COO	2020 2019	107,917 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	107,917 N/A
Wolfgang Renz(6) Former Regional Manager, Europe and Director	2020 2019	147,500 46,421	Nil Nil	Nil Nil	Nil Nil	Nil Nil	147,500 46,421
Moira Ong(7) CFO	2020 2019	120,000 120,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	120,000 120,000
Russell Starr(8) Former President	2020 2019	233,175 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	233,175 N/A
Patrick Rolfes(9) Former President, Pivot Naturals LLC	2020 2019	237,820 427,459	Nil Nil	Nil Nil	Nil Nil	Nil Nil	237,820 427,459
Robert Metcalfe(10) Director	2020 2019	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Joseph Borovsky(11) Former Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Kenneth Kessler(12) Former Director	2020 2019	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A

Notes:

(1)	Mr. Krisztian Toth was appointed as Chair on May 30, 2019 and resigned May 5, 2020.
(2)	Dr. Ahmad Doroudian was appointed President, Chief Executive Officer and Director on September 17, 2007 and as Secretary on March 30, 2011. He resigned as President, Chief Executive Officer and Secretary on August 30, 2011 and was re-appointed as President, Chief Executive Officer and Secretary on July 24, 2014. Dr. Doroudian subsequently resigned as President and Chief Executive Officer on February 5, 2015 and was appointed as Chair on that date. On February 1, 2016, Dr. Doroudian was appointed Chief Business Officer. Dr. Doroudian resigned as Director, Chair and Chief Business Officer on August 27, 2018. He was re-appointed as Chief Executive Officer and Director on January 20, 2020 and named Chair on May 5, 2020. Dr. Doroudian did not receive any compensation excluding compensation securities for his role as Director.
(3)	Ms. Toni Rinow was appointed Chief Executive Officer on September 4, 2019 and resigned on January 20, 2020.
(4)	Dr. Patrick Frankham was appointed Director on July 24, 2014 and resigned on June 6, 2019. Dr. Frankham was appointed President and Chief Executive Officer on September 11, 2017 and terminated on July 8, 2020. Dr. Frankham did not receive any compensation excluding compensation securities for his role as Director.
(5)	Mr. Chris Lucky was appointed Chief Operating Officer on July 2, 2019 and terminated on September 30, 2020.

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(6)	Dr. Wolfgang Renz was appointed Director on February 5, 2015. Dr. Renz was appointed Regional Manager – Europe on July 29, 2019 and this position terminated on March 31, 2020. Dr. Renz’s compensation received during the 2019 fiscal year related to compensation for his role as Director.
(7)	Ms. Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(8)	Mr. Russell Starr was appointed President and interim Chief Executive Officer on July 8, 2019 and Director on September 6, 2019. Mr. Starr ceased to be interim Chief Executive Officer on September 4, 2019 upon the appointment of Ms. Rinow as Chief Executive Officer. Mr. Starr resigned as Director on January 21, 2020 and as President on January 31, 2020. Compensation paid for Mr. Starr’s role as President and interim Chief Executive Officer was made to Mr. Starr’s external management company. Mr. Starr did not receive any compensation excluding compensation securities for his role as Director.
(9)	Mr. Patrick Rolfes was appointed President of Pivot Naturals, LLC, former subsidiary of the Company, on March 1, 2018. His position terminated in April 2019.
(10)	Mr. Robert Metcalfe was appointed Director on January 21, 2020.
(11)	Mr. Joseph Borovsky was appointed Director on August 27, 2018 and resigned on January 20, 2020.
(12)	Dr. Kenneth Kessler was appointed Director on June 6, 2019 and resigned on September 6, 2019.

External Management Companies

Mr. Russell Starr, acting as the Company’s President from July 8, 2019 to January 31, 2020 and as interim Chief Executive Officer from July 8, 2019 to September 4, 2019, was not an employee of the Company. Compensation disclosed in the previous table was paid directly to Mr. Starr’s external management company. To the Company’s knowledge, compensation paid to Mr. Starr’s management company was paid to Mr. Starr and Mr. Starr did not provide services to any other companies.

Stock Options and Other Compensation Securities

The following table sets forth details of compensation securities granted or issued to each director and NEO by the Company in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(7)	Date of issue or grant (DD/MM/YY)	Issue, conversion or exercise price(7) ($)	Closing price of security or underlying security on date of grant(7) ($)	Closing price of security or underlying security at year end(7) ($)	Expiry Date (DD/MM/YY)
Krisztian Toth(1) Former Chair and Former Director	Stock Option RSU	100,000 (6.8%) 250,000 (90.9%)	6/12/19 11/14/19	$4.00 N/A	$4.00 $1.35	$1.35 $1.35	6/11/24 N/A
Toni Rinow(2) Former CEO	Stock Option Stock Option	85,000 (5.8%) 115,000 (7.8%)	9/4/19 11/14/19	$3.15 $2.50	$3.20 $1.35	$1.35 $1.35	4/18/20 4/18/20
Chris Lucky(3) Former COO	Stock Option RSU	25,000 (1.7%) 25,000 (9.1%)	7/2/19 11/14/19	$3.90 N/A	$3.90 $1.35	$1.35 $1.35	12/29/20 N/A
Russell Starr(4) Former President	Stock Option Stock Option Stock Option PSU	100,000 (6.8%) 50,000 (3.4%) 150,000 (10.2%) 75,000 (100%)	6/12/19 7/2/19 11/14/19 11/14/19	$4.00 $3.90 $2.50 N/A	$4.00 $3.90 $1.35 $1.35	$1.35 $1.35 $1.35 $1.35	9/30/21 9/30/21 9/30/21 N/A
Robert Metcalfe(5) Director	Stock Option	10,000 (0.7%)	1/21/20	$2.50	$1.10	$1.35	1/20/23
Joseph Borovsky(6) Former Director	Stock Option Stock Option	50,000 (3.4%) 60,000 (4.1%)	11/15/17 6/12/19	US$3.90 $4.00	US$4.50 $4.00	$1.35 $1.35	12/1/20 12/1/20

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Notes:

(1)	As of January 31, 2020, Mr. Krisztian Toth held a total of 100,000 stock options and 250,000 RSUs, which had the following vesting provisions:

a.	Stock options: 25% vesting at each of June 12, 2019, September 12, 2019, December 12, 2019 and March 12, 2020.
b.	RSU: 100% vesting at April 30, 2020.

(2)	As of January 31, 2020, Ms. Toni Rinow held a total of 200,000 stock options, which had the following vesting provisions:

a.	85,000 stock options: 5,000 options vest at each of September 4, 2019 and March 4, 2020; 17,500 options vest at September 4, 2020, and; Remainder vests equally over 12 months from October 4, 2020 to September 4, 2021. The original expiry date of September 3, 2024 was accelerated to April 18, 2020, 90 days after Ms. Rinow’s resignation date and in accordance with the LTIP under which the stock options were granted. As at the date of the accompanying Notice of Meeting, these stock options expired unexercised.

b.	115,000 stock options: 57,500 options vest on November 14, 2019 and the remainder vests equally on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020, unless a performance condition is met by March 31, 2020 upon which the remainder fully vests. The original expiry date of November 13, 2024 was accelerated to April 18, 2020, 90 days after Ms. Rinow’s resignation date and in accordance with the LTIP under which the stock options were granted. As at the date of the accompanying Notice of Meeting, these stock options expired unexercised.

(3)	As of January 31, 2020, Mr. Chris Lucky held a total of 25,000 stock options and 25,000 RSUs, which had the following vesting provisions:

a.	Stock options: 25% vesting at each of July 2, 2019, October 2, 2019, January 2, 2020 and April 2, 2020. The original expiry date of July 1, 2024 was accelerated to December 29, 2020, 90 days after Mr. Lucky’s termination date and in accordance with the Stock Option Plan under which the stock options were granted.
b.	RSU: 1/3 vesting at each of November 14, 2019, October 1, 2020 and October 1, 2021. Upon Mr. Lucky’s termination date of September 30, 2020, 8,333 RSUs vesting on October 1, 2021 forfeited.

(4)	As of January 31, 2020, Mr. Russell Starr held a total of 300,000 stock options and 75,000 PSUs, which had the following vesting provisions:

a.	100,000 stock options: 25% vesting at each of June 12, 2019, September 12, 2019, December 12, 2019 and March 12, 2020. The original expiry date of June 11, 2024 was accelerated to September 30, 2021 based upon terms of Mr. Starr’s termination.
b.	50,000 stock options: 25% vesting at each of July 2, 2019, October 2, 2019, January 2, 2020 and April 2, 2020. The original expiry date of July 1, 2024 was accelerated to September 30, 2021 based upon terms of Mr. Starr’s termination.
c.	150,000 stock options: 1/3 vesting at each of November 14, 2019, date of completion of a financing of at least $2.5 million and date the volume weighted average price for five (5) consecutive trading days is $3.50. The original expiry date of November 13, 2024 was accelerated to September 30, 2021 based upon terms of Mr. Starr’s termination.
d.	75,000 PSUs: 1/3 vesting at each of November 14, 2019, date of completion of a financing of at least $2.5 million and date the volume weighted average price for five (5) consecutive trading days is $3.50.
e.	On January 31, 2020 and upon terms of Mr. Starr’s termination, terms for all unvested stock options and PSUs were amended as follows: 50% vest on completion of financing of at least $2.5 million prior to July 31, 2020 and 50% on March 31, 2021.

(5)	As of January 31, 2020, Mr. Robert Metcalfe held a total of 10,000 stock options with the following vesting provisions: 25% stock options vest on each of February 1, 2020, August 1, 2020, February 1, 2021 and August 1, 2021.

(6)	As of January 31, 2020, Mr. Joseph Borovsky held a total of 110,000 stock options, which had the following vesting provisions:

a.	50,000 stock options: Fully vested. The original expiry date of November 14, 2022 was accelerated to December 1, 2020, 90 days after Mr. Borovsky’s termination date and in accordance with the Stock Option Plan under which the stock options were granted.
b.	60,000 stock options: 25% vesting at each of June 12, 2019, September 12, 2019, December 12, 2019 and March 12, 2020. The original expiry date of June 11, 2024 was accelerated to December 1, 2020, 90 days after Mr. Borovsky’s termination date and in accordance with the Stock Option Plan under which the stock options were granted.

(7)	These compensation securities were issued/granted prior to the Company’s 10-for-1 stock consolidation in June 2020. Details disclosed in the table have been adjusted for the stock consolidation.

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Stock Option Plans and Other Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”) or deferred share units up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the stock options will be determined by the Company and will be no less than market price on grant date.

The following table sets forth, as of January 31, 2020, securities authorized for issuance under our long-term incentive plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	1,822,500	$3.82	875,351
Total	1,822,500	$3.82	875,351

Employment, Consulting and Management Agreements

As of January 31, 2020, the date of the most recently completed financial year, the Company had entered into the following employment agreements:

•

Employment agreement with its former Chief Operating Officer for a salary of $185,000 per annum. Upon termination by the Company without cause, the notice period is two (2) weeks plus an additional two (2) weeks for every completed year of service up to a maximum of 36 weeks. Upon termination by the Company without cause upon a change in control, the notice period is 12 months. This employment agreement terminated effective September 30, 2020.

•

Employment agreement with its former Regional Manager, Europe for a salary of $235,000 per annum. Upon termination by the Company without cause, the notice period is two (2) weeks plus an additional two (2) weeks for every completed year of service up to a maximum of 36 weeks. This employment agreement terminated effective March 31, 2020.

As at the date of the accompanying Notice of Meeting, the Company has entered into the following employment agreements:

•	Employment agreement with its Chief Executive Officer for a salary of $25,000 per month. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is $600,000.

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•	Employment agreement, through its fully-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”), with the Chief Operating Officer for a salary of US$22,500 per month as follows: US$14,000 per month in cash and the remainder shall be accrued and payable in cash at the closing of a financing greater than US$5 million. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is US$540,000.

•	Employment agreement, through its Altum with the Chief Medical Officer for a salary of US$22,500 per month as follows: US$14,000 per month in cash and the remainder shall be accrued and payable in cash at the closing of a financing greater than US$5 million. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is US$540,000.

•	Employment agreement with its Chief Financial Officer for a salary of $10,000 per month and an employment agreement, through Altum, with Altum’s Chief Financial Officer for $12,000 per month. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is US$224,000.

Other than as disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

Oversight and Description of Director and Named Executive Officer Compensation

The Board of Directors is responsible for setting and administering policies that govern executive salaries, cash bonus awards, stock options and other incentive awards and approves compensation securities for the Company’s directors and NEOs.

Stock options and other incentive plans are designed to reward directors, NEOs, employees and consultants for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new security-based awards are granted, the Board will take into account any previous grants, the number of security-based awards currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such security-based awards is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the directors or NEOs at, following, or in connection with retirement.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS

TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company except as follows: On August 31, 2020, Altum was amalgamated with and into 12167573 Canada Ltd., a fully-owned subsidiary of the Company, whereby Altum became a wholly owned subsidiary of the Company.  As of the date of the amalgamation, Dr. Ahmad Doroudian owned, directly and indirectly, 15.9% of the issued and outstanding common shares of Altum.

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PROPOSAL NO. 1 - NUMBER OF DIRECTORS

The Articles of the Company provide that the Company shall have a minimum of three and a maximum of that number of directors as may be fixed or changed from time to time by majority approval from the shareholders. Accordingly, shareholders will be asked to set the number of directors at four (4).

The Company’s Board of Directors unanimously recommends a vote “FOR” setting the number of directors at four (4). The election of director will require the approval of shareholders holding at least a majority of the Common Shares entitled to vote.

PROPOSAL NO. 2 - ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company (the “Management”) proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Ahmad Doroudian(2) British Columbia, Canada Chief Executive Officer and Director	Chief Executive Officer and Director of Altum Pharmaceuticals Inc.	January 20, 2020	5,155,162
Robert Metcalfe(2) Ontario, Canada Director	Retired	January 21, 2020	30,000
Ralph Anthony Pullen(2) Ontario, Canada Director	Retired	May 5, 2020	Nil
Wolfgang Renz(2) Rheinfelden, Germany Director	Medical Professional	February 5, 2020	36,500

Notes:

(1)	The information as to common shares owned or controlled has been provided by the nominees themselves.
(2)	A member of the audit committee.

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No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

The Company’s Board of Directors unanimously recommends a vote “FOR” the nominees: Dr. Ahmad Doroudian, Mr. Robert Metcalfe, Mr. Ralph Anthony Pullen and Dr. Wolfgang Renz. The election of director will require the approval of shareholders holding at least a majority of the Common Shares entitled to vote.

Relevant Education and Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with over 27 years of experience in management and development of private and publicly traded pharmaceutical companies. From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 million in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (Pharmacokinetics and drug metabolism) from the University of British Columbia.

Robert Metcalfe

Robert Metcalfe is a lawyer and has served as president, chief executive officer, lead director, chairman and committee member on numerous publicly listed natural resource and industry company corporate boards in Canada, the USA, England, South America and Africa. He was a senior partner with the law firm Lang Michener LLP for 20 years. He is the former President and Chief Executive Officer of Armadale Properties and counsel to all of the Armadale Group of Companies, with significant holdings across numerous industries including finance, construction of office buildings, airport ownership, management and refurbishing, land development, automotive dealerships as well as newspaper publishing, radio and television stations. Mr. Metcalfe was a director of Canada Lands Company Limited, one of the largest real estate corporations in Canada, and was a director and Chairman of the Board of CN Tower Limited, the tallest communications structure in the world. Throughout his career Mr. Metcalfe has served as a director of public and private corporations including publicly listed Radiant Energy Corp. (airplane de-icing company operating in the US), Alberta Oil Sands (Chairman of the Board); LeadFX (in Australia), Director and Chairman of the Board, and member of the Audit Committee; PetroMagdalena Inc. (oil and gas in Colombia, South America); LSC Lithium in Argentina SA and currently serves as director of the publicly listed companies Gran Colombia Gold Corp., (Lead Director and Chairman of the Corporate Governance Committee as well as a member of the Audit Committee); WPC Resources Limited (a gold mining company in Nunavut); As a director and shareholder, Mr. Metcalfe has been engaged in numerous acquisitions, divestitures, corporate reorganizations, financings and corporate improvements, as well as serving on numerous special committees across many sectors. He is a member of the Institute of Corporate Directors (1996) and a member in good standing of the Law Society of Upper Canada (1970).

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Ralph Anthony Pullen

Anthony Pullen is an investment banker in the healthcare and biotechnology industry sectors. In 1987, Tony was instrumental in the creation and funding of MDS Capital Corp., Canada’s largest venture capital fund dedicated to the life sciences, now known as Lumira Capital where he served as a board member. From 2013 to 2019, Mr. Pullen was an investment banker in the healthcare and biotechnology industries with Dominick Capital Corp. and from 2006 to 2011, a partner in the corporate finance, healthcare and biotech sector at Paradigm Capital Inc. Prior to that, Mr. Pullen held senior positions at Yorkton Securities Inc. and Loewen, Ondaatje McCutcheon. Mr. Pullen obtained his Bachelor of Arts in Economics from York University in 1969.

Wolfgang Renz

Wolfgang Renz is President of International Business at Physicians Interactive. Formerly, Dr. Renz served as Corporate Vice President of Business Model & Healthcare Innovation at Boehringer Ingelheim, one of the world’s largest pharmaceutical companies. For over a decade, he has been involved in developing medicines and technology to help people lead healthier, more productive lives. At Boehringer Ingelheim, he led a team of specialists to find, test, and develop the disruptive technologies that will shape the way health care will be delivered in the future. In addition, he also serves as Adjunct Professor of Surgery at McGill University’s Faculty of Medicine in Montreal, Canada. Prof. Renz holds a medical degree (1996) and a PhD (1998) from Freiburg University and is board certified in Germany in emergency medicine.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity other than as disclosed herein:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

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(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On March 7, 2014, the United States Securities and Exchange Commission declared the registration statements of Vansen Pharma Inc. (“Vansen”) not effective due to inadequate disclosures of financial information. On June 6, 2014, Vansen received a cease trade order from the British Columbia Securities Commission due to Vansen’s inability to file its annual and interim financial statements. On these dates, Dr. Ahmad Doroudian served as director of Vansen. As of the date of this Listing Statement, the cease trade order from the British Columbia Securities Commission is still outstanding.

Mr. Robert Metcalfe was a director of Xinergy Ltd. (“Xinergy”), a U.S. producer of metallurgical and thermal coal in West Virginia. On April 6, 2015, as a result of the collapse of the entire coal industry in North America, Xinergy became the subject of a cease trade order and Xinergy filed voluntary petitions in the Western District of Virginia, Roanoke Division. Xinergy continued to operate while it went through an in-court voluntary reorganization plan, from which it has now successfully emerged as a fully operating private company.

In April 2018, Agility Health Inc. (“Agility”) failed to file its financial statements on time due to the disposition of its US operations and became subject to a cease trade order by the Ontario Securities Commission. During this time, Mr. Metcalfe served as an independent director of Agility. The cease trade order was lifted in July 2018 upon Agility’s remediation of its filing defaults. Also during his tenure, the Officer of Inspector General (“OIG”) brought forth an inspection of an acquisition by Agility of a clinic, which acquisition took place before Mr. Metcalfe’s appointment as director. In August 2017, the matter was settled and the OIG’s inspection was closed.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Other than disclosed herein, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

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AUDIT COMMITTEE

The Company has an audit committee (the “Audit Committee”).

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Dr. Ahmad Doroudian, Mr. Robert Metcalfe, Mr. Ralph Anthony Pullen and Dr. Wolfgang Renz.

Our Audit Committee Charter provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Dr. Doroudian, Mr. Metcalfe and Mr. Pullen are “financially literate” as that term is defined. Mr. Metcalfe, Mr. Pullen and Dr. Renz are “independent” as that term is defined. The Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member has been provided under “Relevant Education and Experience”.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

PROPOSAL NO. 3 - APPOINTMENT OF AUDITOR

Auditor

Management intends to nominate MNP LLP, Chartered Professional Accountants, of Mississauga, Ontario, for re-appointment as auditor of the Company. Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.

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Audit Fees

The following table sets forth the fees incurred by the Company and its subsidiaries to MNP LLP, Chartered Professional Accountants, and Sadler Gibb Certified Public Accountants (predecessor auditor) for services rendered in the last two fiscal years:

	2020 ($)	2019 ($)
Audit fees(1)	168,720	44,922
Audit related fees(2)	N/A	N/A
Tax fees(3)	N/A	N/A
All other fees(4)	N/A	N/A

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

OTHER BUSINESS

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at info@blifepharma.com.

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BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 20th day of November, 2020.

ON BEHALF OF THE BOARD

(signed) “Ahmad Doroudian”

Ahmad Doroudian

Chief Executive Officer

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Schedule “A”

Audit Committee Charter

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BETTERLIFE PHARMA INC.

CHARTER - AUDIT COMMITTEE

Committee Role

The committee's role is to act on behalf of the board of directors and oversee all material aspects of the company's reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The audit committee's role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the committee responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and, (6) funding for the outside auditor and any outside advisors engagement by the audit committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

Committee Membership

The committee shall consist of the entire board directors. The committee shall have access to its own counsel and other advisors at the committee's sole discretion.

Committee Operating Principles

The committee shall fulfill its responsibilities within the context of the following overriding principles:

(1)

Communications - The chairperson and others on the committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the committee's knowledge of relevant current and prospective business issues.

(2)

Committee Education/Orientation - The committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the company. Additionally, individual committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the company operates.

(3)

Annual Plan - The committee, with input from management and other key committee advisors, shall develop an annual plan responsive to the "primary committee responsibilities" detailed herein. The annual plan shall be reviewed and approved by the full board.

(4)

Meeting Agenda - Committee meeting agendas shall be the responsibility of the committee chairperson, with input from committee members. It is expected that the chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

(5)

Committee Expectations and Information Needs - The committee shall communicate committee expectations and the nature, timing, and extent of committee information needs to management, internal audit, and external parties, including external auditors. Written materials. including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume board members have reviewed written materials in sufficient depth to participate in committee/board dialogue.

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(6)	External Resources -The committee shall be authorized to access internal and external resources, as the committee requires, to carry out its responsibilities.

(7)

Committee Meeting Attendees - The committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in committee meetings, as necessary, to carry out the committee responsibilities. Periodically and at least annually, the committee shall meet in private session with only the committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the audit committee or committee chairperson with or without management attendance. In any case, the committee shall meet in executive session separately with internal and external auditors, at least annually.

(8)

Reporting to the Board of Directors - The committee, through the committee chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full board. In addition, summarized minutes from committee meetings, separately identifying monitoring activities from approvals, shall be available to each board member at least one week prior to the subsequent board of directors meeting.

(9)

Committee Self Assessment - The committee shall review, discuss, and assess its own performance as well as the committee role and responsibilities, seeking input from senior management, the full board, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full board for approval.

Meeting Frequency

The committee shall meet at least three times quarterly. Additional meetings shall be scheduled as considered necessary by the committee or chairperson.

Reporting to Shareholders

The committee shall make available to shareholders a summary report on the scope of its activities. This may be identical to the report that appears in the company's annual report.

Committee's Relationship with External and Internal Auditors

(1)	The external auditors, in their capacity as independent public accountants, shall be responsible to the board of directors and the audit committee as representatives of the shareholders.

(2)

As the external auditors review financial reports, they will be reporting to the audit committee. They shall report all relevant issues to the committee responsive to agreed-on committee expectations. In executing its oversight role, the board or committee should review the work of external auditors.

(3)

The committee shall annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The committee shall ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the Securities and Exchange Commission. Additionally, the committee shall discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the committee is not satisfied with the auditors' assurances of independence, it shall take or recommend to the full board appropriate action to ensure the independence of the external auditor.

(4)	The internal audit function shall be responsible to the board of directors through the committee.

(5)

If either the internal or the external auditors identify significant issues relative to the overall board responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the committee chairperson.

(6)	Changes in the directors of internal audit or corporate compliance shall be subject to committee approval.

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Primary Committee Responsibilities

Monitor Financial Reporting and Risk Control Related Matters

The committee should review and assess:

(1)

Risk Management - The company's business risk management process, including the adequacy of the company's overall control environment and controls in selected areas representing significant financial and business risk.

(2)	Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

(3)

Internal Controls and Regulatory Compliance - The company's system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and noncompliance with the corporate code of conduct.

(4)	Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management's response.

(5)	Regulatory Examinations - SEC inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management's response.

(6)

External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

(7)

Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year-end audit work in advance of the public release of financials.

(8)

Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management's response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The committee should review, assess, and approve:

(1)	The code of ethical conduct.

(2)	Changes in important accounting principles and the application thereof in both interim in and annual financial reports.

(3)	Significant conflicts of interest and related-party transactions.

(4)	External auditor performance and changes in external audit firm (subject to ratification by the full board).

(5)	Internal auditor performance and changes in internal audit leadership and/or key financial management.

(6)	Procedures for whistle blowers.

(7)	Pre-approve allowable services to be provided by the auditor.

(8)	Retention of complaints.

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